SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                               For 9 November, 2005


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


Bank of Ireland Group announces two senior management changes


Bank of Ireland today announced changes to its senior management team.

Des Crowley, currently Chief Executive, Retail Financial Services Ireland
(RFSI), has been appointed Chief Executive, UK Financial Services (UKFS).

Richie Boucher, currently Chief Executive, Corporate Banking, will replace Des Crowley as Chief Executive RFSI. Richie will also join the Group Executive Committee.

These changes take place with effect from 1st January 2006. Roy Keenan, Chief Executive UKFS, concludes his secondment in that role on 31st December 2005. He will work on a number of Group projects, based in Dublin, with the Group Chief Executive, Brian Goggin, in the first quarter of 2006 and will retire on 31st March 2006.

Announcing the senior management changes today, Brian Goggin said:
"I am delighted to announce the appointment of Des and Richie to their new roles. I wish them every success and I am confident that both will bring great energy and leadership to our growth strategies in our core markets in Ireland and the UK.

Des Crowley has led a major programme of change in our retail business in Ireland, growing market share against stiffening competition, transforming our sales effectiveness model, refocusing our business banking offering and building Ireland's largest retail bank into a formidable customer-focused business.

Richie Boucher, who joined us in December 2003 from Royal Bank of Scotland, has implemented a significant restructuring of our Corporate Banking business, adding significant revenue earning capability and spearheading our niche international growth strategy.

I would like to take this opportunity to pay tribute to Roy Keenan. Our business in the UK has been transformed under his leadership and contributes 28% of Group profits. Since his secondment as Chief Executive UK FS in March 2003 Roy has implemented a significant restructuring in that market. This included the disposal of non-performing businesses, a Business Improvement Programme that is delivering significant efficiencies and a clear focus on our core business in the UK that is poised for growth."

Background:

Des Crowley: Joined Bank of Ireland in 1988 from Arthur Andersen & Co. In March 2000 he became a member of the Group Executive Committee on being appointed Chief Executive Retail Banking and Distribution. He was appointed Chief Executive RFSI in April 2004. He had earlier held a number of senior management positions in Bank of Ireland as Head of Systems Development, Head of Credit Card Services, Managing Director of Bank of Ireland Finance and General Manager, Retail Finance and Strategy. He is a member of the board of Bank of Ireland Life.

Richie Boucher: Joined the Bank of Ireland Group from Royal Bank of Scotland in December 2003, where he had been Regional Managing Director - Corporate Banking, London, and South East England, having previously held roles as Head of Corporate and Business Banking and Head of Retail - Republic of Ireland with Ulster Bank Group.

Roy Keenan: Joined Bank of Ireland in 1984 and has worked in the financial services sector in Ireland and the UK for more that 35 years. Roy was appointed Managing Director of Lifetime and Bank of Ireland Insurance Services, subsequently Bank of Ireland Life, in 1997. He was appointed Group Chief Development Officer in March 2002 and Chief Executive UKFS in March 2003.

End

9 November 2005

Contact:
Geraldine Deighan, Head of Group Investor Relations 00 353 1 604 3501 Dan Loughrey, Head of Group Corporate Communications 00 353 1 604 3833



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 9 November, 2005